SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  November 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Competition Commission
Report Confirms
 Need to Break-up BAA Monopoly

Ryanair, Europe's largest low fares carrier, today
(4
th

Nov
)
warned that the Competition Commission's (CC) report on the Price Review for Stansted underlines
the urgent need for Stansted airport to be sold by the BAA monopoly which currently controls London's main airports.  The price increases identified
in the CC's report
f
urther reward the BAA monopoly and
will further
reduce

passenger numbers at
Stansted

Airport
.

Speaking today, Jim Callaghan, Ryanair, said:

"
The Competition Commission is
hamstrung by the
current failed regulatory system
 which has allowed the BAA monopoly to build up huge amounts of unnecessary capital expenditure over the years. This Taj Mahal approach to expenditure
rewards the airport monopoly with higher charges to the travelling public.

The CC had recommended the sale of two
London
 airports in its earlier report noting that BAA's joint ownership of the three main
London

airports and the flawed regulatory system were having a highly negative effect on competition.  It is now clear that BAA needs to be forced to immediately sell off Stansted airport in order to allow the market to introduce lower pr ices and better
services
for consumers
.

Ryanair will continue to work with the CC to ensure that Stansted is sold off as soon as possible.
"

Ends.

           Tuesday, 4
th

November
 2008

For further information

Please contact:
Stephen McNamara

Pauline
McAlester
Ryanair Ltd

Murray
 Consultants
Tel: +353-1-8121212

Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 04 November, 2008

By:___/s/ James Callaghan____

James Callaghan
Company Secretary & Finance Director